Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162512

PROSPECTUS

64,476 SHARES OF COMMON STOCK

HECLA MINING COMPANY

We have prepared this prospectus to register for resale 64,476 shares of our common stock by the selling stockholders named herein upon conversion of shares of convertible preferred stock previously issued by us.

We have prepared a separate prospectus dated April 23, 2009 that relates to the conversion of other shares of the same series of convertible preferred stock into shares of our common stock.

The selling stockholders named herein, or their pledges, donees, transferees, or other successors in interest (the “Selling Stockholders”) may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at previously negotiated prices.

You should read this prospectus carefully before you invest in our securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the symbol “HL.” The last reported sale price of our common stock on the New York Stock Exchange on November 19, 2009 was $6.33 per share.

Investing in shares of our common stock involves a high degree of risk. Before buying any shares (including by exercise of warrants or conversion of our preferred stock), you should read the discussion of material risks in “Risk Factors” on page 1 of this prospectus.

The complete mailing address and telephone number of our principal executive offices is:

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 23, 2009.

You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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RISK FACTORS

You should consider the “Risk Factors” included under Item 1A. to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Information Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus and the other public filings incorporated by reference herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Forward-looking statements are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance. Words or phrases such as “may,” “will,” “could,” “anticipate,” “believe,” “should,” “estimate,” “expect,” “intend,” “plan,” “predict,” “project,” “will likely result,” “will continue,” or similar expressions identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis including, without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. In addition to other factors and matters discussed elsewhere in this prospectus or incorporated by reference, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•	metals prices and price volatility;

•	volatility of metals production and costs;

•	exploration risks and results;

•	variance in ore grades;

•	our ability to obtain financing for working capital, construction costs and the repayment of any future maturing debt;

•	capital market conditions, including interest rate fluctuations and capital availability;

•	project development risks;

•	general economic, political, financial market, and infrastructure conditions;

•	compliance with the terms and conditions of existing or future financings;

•	mining risks and hazards;

•	risks inherent in foreign exploration activities and operations;

•	remediation, reclamation, and environmental costs;

•	the results or settlements of pending litigation;

•	cash flow;

•	currency fluctuations and currency exchange regulations;

•	reserve estimates;

•	changes in, and compliance with, environmental laws and policies;

•	financial or regulatory accounting principles or policies imposed by governing bodies;

•	political risks;

•	new federal, state and local laws that could have adverse effects on operating results;

•	legal and regulatory proceedings and issues;

•	the impact of any acquisitions or dispositions of operations, assets, entities, or mining properties; and

•	employee workforce factors, including strikes, work stoppages and the loss of key executives.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

USE OF PROCEEDS

To the extent convertible preferred stock is converted into common stock, we will receive no proceeds, although our obligations to pay any dividends or liquidation preference on such converted shares of preferred stock will cease upon conversion. We will not receive any of the proceeds from the sale by the Selling Stockholders of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

We have prepared this prospectus to facilitate the sale by the Selling Stockholders, from time to time, of up to 64,476 shares of our common stock, which they may acquire upon conversion of shares of our 12% Convertible Preferred Stock we sold to the Selling Stockholders in a private placement described below.

We prepared a separate prospectus dated April 23, 2009 that relates to, among other securities, 2,565,022 shares of our common stock issuable upon conversion of the principal and any accrued and unpaid dividends through June 30, 2009 on shares of our 12% Convertible Preferred Stock previously issued to the Selling Stockholders. This prospectus covers additional shares of our common stock issuable upon conversion of accrued and unpaid dividends on the 12% Convertible Preferred Stock from July 1, 2009 through October 15, 2009.

On October 14, 2009, each of the Selling Stockholders notified us of their intent to convert all of their 12% Convertible Preferred Stock into shares of our common stock effective as of October 14, 2009.

All of the common stock offered by this prospectus may be offered by the Selling Stockholders for their own accounts. We will not receive any proceeds from any such sale of these shares.

February 2009 Private Placement of Preferred Stock

In September 2005, we entered into a revolving credit agreement with the Bank of Nova Scotia (“Scotia”), an affiliate of Calder & Co., one of the Selling Stockholders. On or about April 16, 2008, we entered into an amended and restated credit agreement with Scotia (the “Credit Agreement”), and Scotia subsequently syndicated a portion of the loan to other banks, including (i) BNP Paribas, an affiliate of Paribas North America, Inc., (ii) ING Capital, LLC, one of the Selling Stockholders, and (iii) WestLB AG. The Credit Agreement has been amended six (6) times subsequent to April 16, 2008 and it and each of the amendments is included as an exhibit to the registration statement of which this prospectus is a part, and each of which is incorporated by reference in this prospectus.

On February 3, 2009, we announced we had entered into the Fourth Amendment to our Credit Agreement. The Fourth Amendment modified our term loan facility, which had been used by us to partially fund our acquisition of the companies owning 70.3% of the Greens Creek Mine, by deferring all of our regularly scheduled principal payments in 2009 so that our next regularly scheduled principal payments are $15 million on March 31, 2010 and on the last day of each calendar quarter thereafter until the maturity date of March 31, 2011, on which the then remaining principal amount is due and payable. In exchange for this principal payment deferral, we agreed in the Fourth Amendment to, among other things, pay an additional fee to our lenders upon effectiveness of the Fourth Amendment, and on each subsequent July 1st and January 1st (until the term facility is paid off in full), by issuing to the lenders an aggregate amount of a new series of 12% Convertible Preferred Stock equal to 3.75% of the aggregate principal amount of the term facility outstanding on such respective dates. The Fourth Amendment became effective on February 10, 2009, and on that day we issued an aggregate of 42,621 shares of our Series 12% Convertible Preferred Stock (liquidation value $100 per share) to the lenders under the Credit Agreement.

On June 30, 2009, we announced we had made a prepayment of $18.2 million on our term facility and entered into the Fifth Amendment to the Credit Agreement. The Fifth Amendment (i) reduced the number of lenders in our lending syndicate to two institutions (each of which is a Selling Stockholder), (ii) waived, through September 15, 2009, the 3.75% semiannual fee payable to the remaining lenders in the form of 12% Convertible Preferred Stock, (iii) revised certain loan covenant limitations on our capital expenditures and exploration spending to allow for aggregate investments of up to $75 million through January 15, 2010, (iv) reduced the mandatory prepayment for excess cash flow to 35% of excess cash flow per year and (v) eliminated the requirement that we retain a chief restructuring officer.

On July 15, 2009, BNP Paribas converted all of its 9,133 outstanding shares of our 12% Convertible Preferred Stock into 552,207 shares of our common stock. On July 17, 2009, WestLB converted all of its 4,567 outstanding shares of our 12% Convertible Preferred Stock into 276,119 shares of our common stock. As a result of the conversion of their 12% Convertible Preferred Stock and no longer being parties to our Credit Agreement, neither BNP Paribas nor WestLB are Selling Stockholders under this prospectus as no accrued but unpaid dividends are owed them which would result in issuance of shares of common stock upon future conversion.

On September 11, 2009, we entered into an agreement with each of the remaining lenders (Scotia and ING Capital) which waived, through October 15, 2009, the 3.75% semiannual fee payable to them (or, in the case of Scotia, its affiliate, Calder & Co.) in the form of 12% Convertible Preferred Stock.

On October 14, 2009, together with Hecla Alaska LLC, Hecla Greens Creek Mining Company, and Hecla Juneau Mining Company, our wholly owned subsidiaries, we entered into a Second Amended and Restated Credit Agreement (the “New Credit Agreement”) with The Bank of Nova Scotia and ING Capital LLC (the “Lenders”). The New Credit Agreement is a $60 million senior secured revolving facility with a three year term and an interest rate of LIBOR plus 6%. The revolving credit facility under the New Credit Agreement is available to us for general corporate purposes.

The New Credit Agreement amends the terms of our prior credit agreement that provided to us a term loan facility, which we repaid in full by paying $38.3 million on October 14, 2009.

Hecla Alaska LLC, Hecla Greens Creek Mining Company, and Hecla Juneau Mining Company are the borrowers under the New Credit Agreement, while we and certain of our other subsidiaries are guarantors of the borrowers. As further security, we have pledged the equity interests of each borrower and our other subsidiaries that are serving as guarantors. Additionally, we have granted a security interest in favor of the Lenders covering all of the assets that comprise the Greens Creek joint venture held by borrowers and Hecla Admiralty Company, another subsidiary.

The terms of our 12% Convertible Preferred Stock are set forth in our Certificate of Designations of 12% Convertible Preferred Stock filed with the State of Delaware, and a copy of which is included under Item 15 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus. Please refer to “Where You Can Find More Information” below for directions on obtaining that document. Among the terms of the 12% Convertible Preferred Stock, we are required to use our reasonable best efforts to file a shelf registration statement with the Securities and Exchange Commission (“SEC”) and to maintain its effectiveness for a period of time, with respect to the resale of the shares of common stock into which the 12% Convertible Preferred Stock may convert at the holder’s option, and this prospectus is part of the registration statement filed in satisfaction of our obligations.

In addition to the Credit Agreement, as amended, Scotia Capital (USA) Inc., an affiliate of Scotia, acted as an underwriter for our September 2008 public offering of common stock at $5.00 per share that yielded net proceeds to us of approximately $163 million (which number includes the underwriters’ exercise of their over-allotment option). The underwriters, including Scotia Capital (USA) Inc., received an underwriting discount of $0.225 per share.

Scotia Capital (USA) Inc. also acted as an underwriter for our December 2007 public offering of 6.5% mandatory convertible preferred stock at $100.00 per share that yielded net proceeds to us of approximately $194.7 million (which number includes the underwriters’ exercise of their over-allotment option). The underwriters, including Scotia Capital (USA) Inc., received an underwriting discount of $3.00 per share.

Security Holdings of Selling Stockholders

The following table sets forth information with respect to our common stock known to us to be beneficially owned by the Selling Stockholders as of October 14, 2009, and being offered under this prospectus. To our knowledge, except as otherwise disclosed herein, each of the Selling Stockholders has sole voting and investment power over the common stock listed in the table below. Except as otherwise disclosed herein (including the documents incorporated herein by reference), no Selling Stockholder, to our knowledge, has had a material relationship with us during the three years immediately preceding this offering, other than as an owner of our common stock or other securities. We are not able to estimate the amount of shares that will be held by each Selling Stockholder after the completion of this offering because each Selling Stockholder may offer all or some of its shares, and, except as indicated in the following table, there currently are no agreements, arrangements, or understandings with respect to the sale of any of the shares. The following table assumes that all of the shares being registered pursuant to this prospectus will be sold.

Name	Total Number of Shares Before Sale†	Shares Offered Hereby	Shares Remaining After Sale	Percent
Calder & Co.(1)	1,232,374	43,556	1,188,818	#
ING Capital, LLC(2)	568,797	20,920	547,877	#

#	Less than 1%

(1)	William R. Ebbels, as a partner of Calder & Co., has the power to vote and dispose of the shares held by Calder & Co.

(2)	Clarence Plummer and Remko van de Water have the power to vote and dispose of the shares held by ING Capital, LLC.

This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

Conversion of Preferred Stock

Each share of 12% Convertible Preferred Stock will be convertible based upon its liquidation value plus any accrued and unpaid dividends, in whole or in part at the option of the holder thereof, at any time after the issuance, into shares of common stock at the conversion price of $1.74 per share of common stock (equivalent to a conversion rate of 57.47 shares of common stock for each share of 12% Convertible Preferred Stock before calculating the shares issuable upon conversion of any accrued and unpaid dividends).

Resales

The Selling Stockholders, which as used herein include donees, pledgees, transferees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from another Selling Stockholder as a gift, pledge, or other transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; or

•	a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee, or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with any sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from any sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from any such sale.

The Selling Stockholders and other recipients of common stock issued by us hereunder upon conversion of preferred stock also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or otherwise permitted by applicable law.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the Selling Stockholder uses this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in this prospectus, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify certain Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We will pay all fees and expenses in connection with the registration statement, of which this prospectus constitutes a part, excluding any underwriting discounts and selling commissions and including without limitation registration and filing fees, printing expenses, messenger, telephone and delivery expenses, and fees and expenses of other advisors retained by us in connection herewith.

We have agreed with the Selling Stockholders to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of such time as all such shares of common stock issuable upon conversion of the 12% Convertible Preferred Stock are freely tradable by the holders thereof without registration or two years from the date in which all holders of the 12% Convertible Preferred Stock will have exercised their conversion rights with respect to all of their shares and have been issued common stock in connection therewith.

DESCRIPTION OF COMMON STOCK

The following summary is not complete. You should refer to the applicable provisions of our Certificate of Incorporation, as amended, and our Bylaws, as amended, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

We are authorized to issue 400,000,000 shares of common stock, par value $0.25 per share, of which 238,407,242 shares of common stock were issued and outstanding as of November 16, 2009.

Subject to the rights of the holders of any outstanding shares of preferred stock, each share of common stock is entitled to:

•	one vote on all matters presented to the stockholders, with no cumulative voting rights;

•

receive such dividends as may be declared by the board of directors out of funds legally available therefor (we have no present intention of paying dividends on our common stock in the foreseeable future and are currently restricted from paying such dividends); and

•	in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

Holders of shares of common stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable. All outstanding shares of common stock are fully paid and nonassessable.

All of our currently outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “HL”.

LEGAL MATTERS

The validity of the shares to be offered hereby is being passed upon for us by K&L Gates LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus and in the Registration Statement by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington D.C. 20549.

You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein. We incorporate by reference the documents listed below that have been previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which we filed with the SEC on March 2, 2009;

•

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009, which we filed with the SEC on April 28, 2009, July 29, 2009, and November 3, 2009, respectively.

•	our Current Reports on Form 8-K, which we filed with the SEC on January 2, January 13, February 4, February 9, February 12, March 11, June 3, June 8, July 2, 2009, and October 15, 2009; and

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2009.

We do not incorporate by reference documents or information furnished to, but not filed with, the SEC.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: Investor Relations, Hecla Mining Company, 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815, (208) 769-4100. In addition, each document incorporated by reference is readily accessible on our Web site at www.hecla-mining.com.